PMU News Release #04-01 TSE, AMEX Symbol PMU January 20, 2004

PACIFIC RIM ADDS THIRD DRILL RIG TO EL DORADO GOLD PROJECT

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) has added a third drill rig to its El Dorado gold project in El Salvador to expedite the Company’s advancement of this flagship gold asset.

In late 2003 Pacific Rim began scout drilling a series of newly discovered, high quality vein targets in the North District of the El Dorado project. Soon afterward, a new area of high-grade gold mineralization was discovered in drilling at the Gonso vein in the eastern Central District. Management is eager to scout drill these two equally compelling target areas in a timely manner, which will be made possible by supplementing the two core rigs already employed on the El Dorado project with a third drill. The new drill, contracted for a minimum 4-month period, is now on site and will begin drilling immediately.

The El Dorado gold project hosts a total measured and indicated resource of 821,000 ounces of gold and 5.3 million ounces of silver, with the bulk of the resource hosted in the Minita vein (1.6 million tonnes grading 11.4 g/t gold and 70.3 g/t silver, representing 585,000 ounces of gold and 3.6 million ounces of silver). Pacific Rim intends to continue scout drilling in the North and Central Districts of the El Dorado project over the coming months in preparation for a preliminary economic assessment (“scoping study”) of the El Dorado project.

About Pacific Rim Mining Corp.

Pacific Rim is a revenue-generating gold exploration company with operational and exploration assets in North, Central and South America. Pacific Rim utilizes the cash flow from its 49% interest in the Denton-Rawhide gold mine in Nevada to explore, define and advance its El Dorado and La Calera gold projects in El Salvador. Pacific Rim’s goal is to become a highly profitable, growth-oriented, intermediate-level gold producer that is environmentally and socially responsible.

National Instrument 43-101 Disclosure

Details of the El Dorado project, including geology, drill results and resource estimates are presented in a technical report prepared for Pacific Rim Mining Corp. by Mr. Steve Ristorcelli, P.Geo. and Mr. Peter Ronning, P.Eng., (both Qualified Persons as defined in National Instrument 43-101) entitled “Technical Report on the El Dorado Project Gold and Silver Resources, Department of Cabanas, Republic of El Salvador”, dated November 26, 2003 and publicly available on SEDAR.

On behalf of the board of directors, “Thomas C. Shrake” Thomas C. Shrake, CEO	For further information call Toll Free: 1-888-775-7097 or (604) 689-1976, or visit www.pacrim-mining.com

Information set forth in this document may involve forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including; the results of current exploration activities; the results from future exploration opportunities; the sufficiency of cash flows from Denton-Rawhide to fund exploration in El Salvador; general market and industry conditions; and other factors detailed in the Company’s filings with the U.S. securities and Exchange Commission. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements. Pacific Rim Mining Corp. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The TSX and The AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.